

Mail Stop 3561

August 27, 2015

Derek S. Reiners
Chief Financial Officer
OneOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

> **Re:** **ONEOK, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-13643**
>
> **ONEOK Partners, L.P.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the quarter ended June 30, 2015**
> **Filed August 5, 2015**
> **File No. 001-12202**

Dear Mr. Reiners:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

ONEOK, Inc.

Form 10-K for the year ended December 31, 2014

General

1. Please note that we reviewed ONEOK, Inc. and ONEOK Partners, LP. To reduce the number of comments we issue, where a comment on ONEOK, Inc. applies to both

registrants, we have issued a single comment. Please confirm that you will apply the ONEOK, Inc. comments to both registrants, where applicable.

Management's Discussion and Analysis of Results and Financial Condition

Liquidity and Capital Resources, page 60

2. We note that you have a working capital deficit. Please expand your liquidity discussion to address your current working capital deficit and your plans to fund working capital.

Estimates and Critical Accounting Policies

Impairment of Goodwill and Long-lived Assets, including Intangible Assets, page 69

3. We note your disclosure that you assessed your goodwill and indefinite-lived intangible assets for impairment as of July 1, 2014, which did not result in any impairment charge, and subsequent to that date no event has occurred indicating that the implied fair value of each of your reporting units is less than carrying value. We also note that your subsequent Forms 10-Q do not indicate that you recorded any impairment of your goodwill and other intangible assets during 2015. We have the following comments:

- Please tell us if you performed any interim impairment testing of your goodwill or reconsidered the useful lives of your amortizable customer contracts between July 1, 2014 and July 1, 2015. If so, please describe to us the type of evaluation you performed and the results. If not, please tell us how you considered the decline in commodity prices that you discuss on page 44 as an indicator of possible impairment or shortened useful lives.

- Please tell us if you have completed your annual goodwill impairment testing as of July 1, 2015. If so, tell us whether those tests consisted of quantitative testing, how you considered the decline in commodity prices when performing your tests, and whether the tests resulted in any impairment charges. If you have not yet completed these tests, tell us whether you plan to perform quantitative tests and how you will consider the decline in commodity prices when performing your tests.

- Please also tell us how you evaluated the remaining useful lives of your customer contracts subsequent to June 30, 2015 given the continued decline in commodity prices.

Financial Statements and Supplementary Data

Consolidated Statements of Income, page 78

4. We note that you have separate revenue line items for commodity sales and services
   revenues. We further note that you present one line item for cost of sales and fuel.
   Please tell us how you considered separately disclosing cost of tangible goods sold and
   cost of services to comply with Rule 5-03(b)(2) of Regulation S-X.

ONEOK Partners, L.P.

Form 10-Q for the quarter ended June 30, 2015

Management's Discussion and Analysis of Results and Financial Condition

Liquidity and Capital Resources, page 58

5. We note your statement that you fund your operating expenses, debt service and cash
   distributions primarily with operating cash flows. We also note that in prior years, your
   operating cash flows were sufficient to fund your cash distributions. However, in the first
   six months of 2015, operating cash flows were only sufficient to cover 64% of the
   amount you paid in cash distributions. We further note that your cash distribution
   coverage ratio for the six months ended June 30, 2015 was 0.74 times as disclosed in
   your news release furnished as Exhibit 99.1 to your Form 8-K filed on August 4, 2015.
   Given the importance to your investors of understanding the sustainability of your current
   level of cash distributions, please revise your analysis of liquidity to clearly acknowledge
   the shortfall between your operating cash flows and your cash distributions, or if you
   believe it is more meaningful the shortfall between your distributable cash flow and your
   cash distributions, and to explain how you have funded the shortfall, such as through
   equity and debt issuances. Please also disclose your funding plans if such shortfalls
   continue in the future. Please also discuss any plans or intentions of ONEOK, Inc. with
   respect to addressing ONEOK Partners' ability to fund its expected distribution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products